Exhibit 99.2

MAG SILVER CORP. (An exploration and predevelopment stage company) Management Discussion & Analysis For the three and nine months ended September 30, 2011
Dated: November 14, 2011

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BCV6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration and predevelopment stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and nine months ended September 30, 2011.  It is prepared as of November 10, 2011 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2011 and the audited consolidated financial statements of the Company for the year ended December 31, 2010, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes NI 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

 FINANCIAL PERFORMANCE

At September 30, 2011, the Company had working capital of $31,220,432 (compared to $47,115,059 at September 30, 2010), including cash on hand of $30,373,116 (compared to $46,507,043 at September 30, 2010). The Company’s reserves of cash originate from financings.  Cash and working capital from the prior period included net proceeds of $33,148,722 from a completed bought deal financing that closed in the prior year on May 18, 2010.

Nine Months Ended September 30, 2011

The Company’s net loss for the nine months ended September 30, 2011 amounted to $4,394,366 (2010: $7,724,699).  The net loss for the current period is less than the comparable loss of the prior period, primarily due to: the receipt of an arbitration award recognized as income in the current period of $1,799,775 (US $1.86 million) related to the arbitration proceedings against Fresnillo plc (“Fresnillo”) (see “Fresnillo Arbitration” below); and, due to the fact that no exploration and evaluation costs were written off in the current period. In the previous nine months ended September 30, 2010, the Company wrote down exploration and evaluation assets totaling $1,898,794 relating to the Salamex and Camino Duro properties. There have been no impairments in the current year to date.

During the nine months ended September 30, 2011, the Company granted 750,000 stock options, (2010: 775,000), and recorded $2,488,698 (2010: $1,727,468) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model, assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 58% (September 30, 2010 – 56%), an annual risk free interest rate of 1.92% (September 30, 2010 – 2.21%) and expected option lives of three years.

Accounting and audit fees for the nine months ended September 30, 2011 of $458,085 (2010: $371,454) increased from the comparable prior period as the Company incurred additional administrative and tax advisory costs, as well as additional  strategic planning related to an internal restructuring of its Mexican property holdings completed in 2010. Legal fees incurred during the nine months ended September 30, 2011 of $1,005,761 (2010: $1,687,449) decreased in comparison to the prior period as the arbitration proceedings against Fresnillo concluded favourably in the current period. Management and consulting fees of $1,355,883 (2010: $1,012,858) increased over prior period as the Company has strengthened its management team with a full time Chief Financial Officer and with a Vice President of Operations.

For the nine months ended September 30, 2011, shareholder relations expenses decreased to $153,795 (2010: $226,935) and travel costs decreased to $181,186 (2010: $245,260), as the Company attended less investor conferences than in the prior period.  Other expenses incurred during the nine months ended September 30, 2011 including amortization of $41,178 (2010: $40,027), filing and transfer agent fees of $169,798 (2010: $135,034), foreign exchange loss of $61,104 (2010: $73,393), and general office expenses of $579,981 (2010: $529,761), were all comparable with the prior period’s expenses. Interest income earned for the nine months ended September 30, 2011 increased to $304,828 (2010: $191,534), reflecting higher average cash balances on hand and marginally higher interest rates than in the comparable period.

During the nine months ended September 30, 2011 the Company also recognized a currency translation adjustment in other comprehensive income of $4,042,564 (2010: ($1,207,079)) resulting from the translation to Canadian dollars (“C$”) of the Company’s three Mexican subsidiaries and the Company’s investment in an associate, all which have a United States dollar (“US$”) functional currency.  The currency translation income in the current period is due to a weakening of the C$ as measured against the US$, from an exchange rate of 0.9946 C$/US$ at December 31, 2010 to 1.0482 C$/US$ at September 30, 2011.  The Company’s net investment in these foreign operations is subject to currency risk with respect to the C$/US$ exchange rate (see Note 10 (c) in the notes the unaudited condensed consolidated financial statements as at September 30, 2011).

During the nine months ended September 30, 2011 the Company recognized an unrealized loss of $453,731 (2010: gain of $129,519) in other comprehensive income on marketable securities held and designated as available-for-sale instruments.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Three Months Ended September 30, 2011

For the three months ended September 30, 2011, the Company reported a net loss of $3,006,520 compared to a loss of $4,169,838 in the comparable prior quarter.  The net loss for the current quarter is less than the comparable loss of the prior quarter, primarily due to the fact that no exploration and evaluation costs were written off in the current quarter. In the previous quarter ended September 30, 2010, the Company wrote down exploration and evaluation assets totaling $1,898,794 relating to the Salamex and Camino Duro properties, whereas there have been no impairments in the current quarter.

During the three months ended September 30, 2011, the Company granted 750,000 stock options (2010: 385,000), and recorded $1,706,002 (2010: $568,067) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model as referred to above.

Accounting and audit fees for the three months ended September 30, 2011 of $178,658 (2010: $116,638), increased from the comparable prior period as the Company is incurring additional professional fees related to the internal restructuring of its Mexican property holdings completed in 2010. Legal fees incurred during the three months ended September 30, 2011 of $143,155 (2010: $948,890) decreased in comparison to the prior period as the Fresnillo arbitration proceedings had concluded favourably in May 2011. Management and consulting fees in the current quarter of $538,344 (2010: $493,587) increased over the comparable prior quarter as the Company has increased and strengthened its management team as noted above.  General office expenses of $259,237 (2010: $164,746) increased in the three months ended September 30, 2011 compared prior period, as the Company’s Annual General and Special Meeting was held in September this year compared to June in the prior year.

Other expenses incurred during the three months ended September 30, 2011 including amortization of $13,726 (2010: $14,060), filing and transfer agent fees of $27,508 (2010: $29,453), shareholder relations expenses of $53,263 (2010: $37,270) and travel costs of $48,307 (2010: $38,510), were all comparable with the prior period’s expenses. Interest income earned for the three months ended September 30, 2011 decreased to $96,761 (2010: $120,698), reflecting lower average cash balances on hand in the current quarter as compared to the prior period.

During the three months ended September 30, 2011 the Company also recognized a currency translation adjustment in other comprehensive income of $6,082,643 (2010: $2,125,560) resulting from the translation to C$ of the Company’s three Mexican subsidiaries and the Company’s investment in an associate, all which have a US$ functional currency.  The currency translation income in the current period is due to a significant weakening of the C$ as measured against the US$, from an exchange rate of 0.9645 C$/US$ at June 30, 2011 to 1.0482 C$/US$ at September 30, 2011.  The Company’s net investment in these foreign operations is subject to currency risk with respect to the C$/US$ exchange rate (see Note 10 (c) in the notes the unaudited condensed consolidated financial statements as at September 30, 2011).

During the three months ended September 30, 2011 the Company recognized an unrealized loss of $229,510 (2010: gain of $127,391) in other comprehensive income on marketable securities held and designated as available-for-sale instruments.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters as determined under IFRS (unless otherwise noted):

Quarter Ending	Revenue(1)	Net Income (Loss)(2)	Net Loss per share
September 30, 2011	$96,761	$(3,006,520)	$(0.05)
June 30, 2011	$102,242	$39,615	$0.00
March 31, 2011	$105,825	$(1,427,461)	$(0.03)

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

December 31, 2010	$130,869	$(4,868,283)	$(0.09)
September 30, 2010	$120,698	$(4,169,838)	$(0.08)
June 30, 2010	$46,449	$(1,393,973)	$(0.03)
March 31, 2010	$24,387	$(2,160,888)	$(0.04)
December 31, 2009 *	$42,227	$(2,659,433)	$(0.05)
* Amounts as reported under Canadian GAAP

Notes:
(1)
The Company’s primary source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs).  When adjusted for these non-cash charges, the results for the quarters listed above show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

RESULTS OF OPERATIONS

During the three and nine months ended September 30, 2011, the Company’s joint venture expenditures and advances on the Juanicipio property amounted to $969,678 (2010: $969,546) and $1,934,191 (2010: $2,488,788), respectively, where drilling is being conducted by the project operator, Fresnillo, and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) (see Juanicipio Property below). During the three and nine months ended September 30, 2011, the Company’s exploration activity was focused on its 100% owned Cinco de Mayo property, where $2,142,645 (2010: $1,908,625) and $5,697,324 (2010: $7,500,652) were incurred respectively, in exploration and evaluation costs and 7,785 metres (2010: 10,720) and 23,771 metres (2010: 41,914), respectively were drilled (see Cinco de Mayo Property below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts at this time two significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, directly incurred by the Company to cover expenses related to direct oversight of the field and drilling programs executed on the property.  For the three months ended September 30, 2011, the Company’s joint venture advances and direct expenditures totaled $969,678 (September 30, 2010: $969,546), comprising $849,415 (September 30, 2010: $917,383) as its 44% share of cash advances, and a further $120,263 (September 30, 2010: $52,163) expended directly by the Company on project oversight.  For the nine months ended September 30, 2011, the Company’s combined joint venture advances and direct expenditures amounted to $1,934,191 (September 30, 2010: $2,488,788), comprising $1,655,737 (September 30, 2010: $2,358,119) as its 44% share of cash advances, and a further $278,454 (September 30, 2010: $130,669) expended directly by the Company on project oversight.  Cumulatively to September 30, 2011, the Company has expended on its own account or advanced Minera Juanicipio a total of $14,836,873 (2010: 11,446,740) for its 44% of acquisition and exploration costs.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the nine months ended September 30, 2011 amounted to US$3,288,026 including US$1,234,821 in the quarter ended September 30, 2011.

In the nine months ended September 30, 2011, Minera Juanicipio completed 18,882 metres of drilling on the property, including 8,161 metres in the quarter ended September 30, 2011, representing approximately 75% of the original 2011 budgeted drilling meterage for the year.  In September 2011, Minera Juanicipio approved a budget increase of $US 1.0 million (MAG’s share US$ 440,000) to cover the cost of continued drilling on the Juanicipio joint venture.  This is expected to add approximately 6,000 metres of additional drilling to the budget bringing the 2011 total to 31,000 metres and the new 2011 budget total to $US 5.5 million (MAG’s share US$ 2.42 million). Drilling in the period ended September 30, 2011 was primarily directed to the Valdecañas Vein where 9 holes (totaling 6,568 metres) were completed or are in progress as a continuation of the program started in early 2010 to systematically convert Inferred Resources to Indicated Resource status. Work was also designed to delineate the emerging “bonanza zone” on the Juanicipio Vein, explore the extent of  the new Las Venadas Structure (see below) and the continuing drill program in “other” areas searching for other undiscovered veins elsewhere on the Juanicipio Property.

In August 2011, Minera Juanicipio confirmed the discovery of a new high grade structure on the Juanicipio Property. The “Las Venadas” Structure lies approximately mid-way between the Valdecañas and Juanicipio Veins. Fresnillo reported that drill Hole 43P has a vein intercept of 3.82 metres (true width) grading 491 grams per tonne (“g/t”) silver (14.3 ounces per tonne (“opt”)) and 2.70 g/t gold, with negligible lead and zinc.  Within the intercept is a higher grade zone reporting 1.52 metres (true width) grading 965 g/t silver (28.1 opt) and 6.39 g/t gold.  A further down dip bore hole, Hole 44P, has cut 2.43 metres (true width) of 0.44 g/t gold and 121 g/t silver. Collectively these three bore holes (all on one section) confirm the discovery of a new vein on the Juanicipio property. The significance of this new vein remains to be determined by further drilling.

The Company is in receipt of assay results to the end of June 2011 from infill drilling designed to convert Inferred Resources to Indicated Resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  As provided by Fresnillo, results are as follows (and please note that many of the holes reported here represent holes drilled to “put a top” on the bonanza zone and provide limits to the known mineralization):

•	Hole J014 drilled on Valdecañas Vein intersected 0.74 metres (true width) assaying 0.07 g/t gold and 16 g/t silver.

•	Hole J19 drilled on Valdecañas Vein intercepted 5.73 metres (true width) with 0.67 g/t gold and 222 g/t silver along with 3.60% lead plus zinc.

•	Hole J13 cut the Valdecañas Vein revealing 2.17 metres (true width) grading 0.08 g/t gold and 20 g/t silver.

•
Hole JO6 drilled on Valdecañas intersected multiple zones (all reported as true width) including the hanging wall and foot wall veins: the first zone carried 0.21 g/t gold, 664 g/t silver and 3.31% combined lead plus zinc;  Valdecañas recorded 0.52 metres at 0.13 g/t gold, 109 g/t silver and 0.12% lead plus zinc; a breccia zone contained 0.81 metres of 0.39 g/t gold, 1,760 g/t silver and 1.48% lead and zinc another 0.23 metres grading 1.13 g/t gold, 101g/t silver; and, deeper still at 712.40 metres the hole intercepted 1.13 metres with 0.36 g/t gold and 269 g/t silver along with 1.44% lead and zinc.

•	Hole J16 was terminated and did not intercept the vein.

Juanicipio Vein:

•	Hole 19.5R cut the Juanicipio vein with 0.60 metres (true width) assaying 0.13 g/t gold, 18 g/t silver and 0.73% lead and zinc.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake a ‘prefeasibility study’ for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein.  The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed. In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Minera Juanicipio Technical Committee to include both Inferred and Indicated Resources in this independent “standalone” mine development study.  As this will not satisfy the requirements of a "pre-feasibility study" under Canadian National Instrument (“NI”) 43-101 Standards of Disclosure for Mineral Projects (which requires the use of only Indicated Resources), AMC has been instructed by Minera Juanicipio to prepare a version of the study that complies with the NI 43-101 (the “AMC Study”).  The AMC Study will be issued in the form of an updated Preliminary Economic Assessment (“PEA”) as it will be based on both Indicated and Inferred Resources.

At a June 2011 board of directors meeting of Minera Juanicipio, the board unanimously approved the hiring of a qualified and internationally recognized independent consultant to carry out an independent updated resource estimate based on drilling done on the property up to June 2011.  Strathcona Mineral Services Limited (“SMS”) was contracted in July 2011 to prepare the independent resource estimate, which will comply with the provisions of NI 43-101 and will be used by AMC as a basis for the AMC Study.  The updated resource estimate was completed in early November and the results are presented in the following table (see Table 1).

Table 1: Strathcona Mineral Services, Juanicipio Joint Venture Resource Estimate – All Veins as of June 2011.
Classification	Tonnes (millions)	Silver (g/t)	Silver (million Ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein
Indicated	5.7	702	128	1.9	2.2	4.2
Inferred	2.0	459	30	2.0	1.6	3.1
Footwall (Desprendido) Vein
Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein
Inferred	0.5	638	10	0.8	0.9	1.7
Total Indicated	5.7	702	128	1.9	2.2	4.2
Total Inferred	4.3	513	71	1.4	1.6	3.0
1.           CIM Definition Standards have been followed for classification of mineral resources.
2.           Mineral resources are reported at a silver cut-off grade of 100 grams per tonne.
3.           The mineral resource estimate uses drill hole data available as of May 30, 2011.
4.           Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.           Totals may not add correctly due to rounding.

Indicated Mineral Resources are estimated to total 5.7 million tonnes at 702 g/t (22.6 opt) silver, 1.9 g/t gold, 2.2% lead, and 4.2% zinc. Total contained metals in the Indicated Resource are 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  Almost 64% of the total ounces are now classified as Indicated and these lie exclusively in the Valdecañas Vein.

At the same silver cut-off value of 100 g/t, Inferred Mineral Resources are estimated to total 4.3 million tonnes at 513 g/t (16.5 opt) silver, 1.4 g/t gold, 1.6% lead, and 3.0% zinc.  The Inferred Resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  Approximately 36% of the total silver ounces are now classified as Inferred and are contained within the Valdecañas Vein, the Footwall (Desprendido) Vein and the Juanicipio Vein (see Table 1 above).

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

This independent resource estimate by Strathcona is a key step toward finalizing the updated economic assessment of a “standalone” underground silver mine currently being prepared by AMC on behalf of the Minera Juanicipio Joint Venture.  The AMC Study is one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed, and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages.  Completion of the AMC Study will mark an important milestone in moving the Juanicipio project to the next level.

The independent SMS resource calculation was a collaboration effort between the technical staff of MAG Silver, Fresnillo and Henrik Thalenhorst of SMS who made all final decisions. The study started with a review of all existing data, procedures, and interpretations. The interpretation of every drill hole was scrutinized reviewing logs, core photos and inspecting the actual vein intersections in 16 drill holes.

The interpretation of the Valdecañas/Desprendido Vein set resulted in two veins with sufficient continuity to warrant resource estimation: the Valdecañas Vein itself and the footwall Desprendido Vein. Some intersections that were previously interpreted as hanging wall veins above the Valdecañas Vein were re-interpreted as the Valdecañas Vein proper, and in these cases intersections previously interpreted as the Valdecañas Vein were re-assigned to the Desprendido Vein. The remaining hanging wall intersections with good grade are isolated with questionable continuity.

The re-interpretation was based on the realization that, to the west of the ID Fault, the two veins join at approximately 1,480 metres elevation and form an upward opening “leaning V” with “stockwork” mineralization located at the junction between the two veins. Where required for mining continuity and stability reasons, low-grade between the two veins was included in a number of vein intercepts.

The existing interpretation of the Juanicipio Vein was found to be reasonable.

The block model developed by SMS will now form the basis for the AMC updated PEA.  Although no assurances can be made regarding AMC's timing for delivery, Minera Juanicipio now anticipates the AMC Study will be completed early in the first quarter of 2012, subject to the schedules of the authors.

Strathcona Resource Estimation Details: The Minera Juanicipio drill hole database includes 122 diamond core holes drilled prior to May 30, 2011, of which 78 holes intersected the Valdecañas and Footwall Veins for 65,078 metres and 21 diamond drill holes were drilled for 18,703 metres on the Juanicipio Vein.  After careful review and reinterpretation of many critical vein intercepts, a set of cross sections and plan views were generated to construct three-dimensional wireframe models of the mineralized veins using a minimum true thickness of 2.0 metres. The Valdecañas Vein was sub-divided into high-grade and low-grade domains for silver, lead and zinc. Prior to compositing to one-metre lengths, high grades were cut to 6,700 g/t silver, 16 g/t gold, 15% for lead and 20% for zinc (high-grade domains, Valdecañas Vein).  Grades and density were estimated using inverse distance cubed (ID3).  All blocks within the wireframes are reported as mineral resources. Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

The Mineral Resources for the Juanicipio Property disclosed in this MD&A have been estimated by Mr. Henrik Thalenhorst, P.Geo an employee of Strathcona Mineral Services Limited and independent of MAG. By virtue of his education and relevant experience, Mr. Thalenhorst is a "Qualified Person" for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Thalenhorst, P.Geo., has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Pending RPA Resource Estimate:  MAG has also engaged Roscoe Postle Associates ("RPA", successor company to Scott Wilson RPA) to carry out a parallel resource estimate on behalf of MAG, and a draft working copy of this resource estimate is referred to within the Strathcona study. The RPA resource estimate incorporates two holes in the Juanicipio Vein not utilized in the Strathcona study, but does not utilize two other holes that were incorporated into the Strathcona Study.  The database utilized by both parties is otherwise identical.  While MAG has agreed that the Strathcona resource estimate is to be used in the AMC Study, this was in order to move the project forward to the next development step, being completion of the AMC Study on behalf of the Minera Juanicipio Joint Venture.  MAG does not consider the Strathcona study to be definitive for all of MAG’s purposes, but considers it adequate for purposes of incorporation into an advanced PEA, such as the AMC Study.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

In the meantime, eight drills continue in operation on the property.

Cinco de Mayo Property

The Cinco de Mayo Project is a 15,000 hectare district scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets. The project consists of three major parts: the Pozo Seco high grade molybdenum-gold resource area; the Jose Manto silver-lead-zinc body (resource estimation in progress); and the surrounding Cinco de Mayo exploration area.  Much of the work done during the quarter ended September 30, 2011 has been focused in the emerging “Polaris Zone” and the zone between the Jose Manto and Cinco Ridge a distance of almost 4 kilometres, which lies at the east of the Sierra Santa Lucia well within the general Cinco de Mayo exploration area.

Pozo Seco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area. As previously reported, on August 4, 2010 Scott Wilson RPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

The mineral resources for the Pozo Seco Deposit have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of powellite also known as calcium molybdate (CaMoO4), which is believed to be a primary mineral. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible. Metallurgical testing to determine the best methods for recovering of both gold and molybdenum in the Pozo Seco deposit is ongoing with gravitational separation, leaching and flotation techniques having been tested. During the past year, the company has been working with three different respected Metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.

Test work to date indicates that the gold at Pozo Seco is readily recovered with recoveries of over 90%, but at this time test work is focused on the recovery of molybdenum.  Recovery of molybdenum, in the form of a powellite concentrate is a pioneering effort made more challenging by the molybdenum occurring in an oxidized form, the fine grain size of the powellite particles and the intimate locking with waste materials, particularly fluorite.  Although the metallurgical testing is taking longer than initially planned, the Company intends to continue with the testing through to the end of the year, in an effort to attain positive metallurgical results, which would then be followed by a PEA.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

On-going Exploration Program

As at September 30, 2011, drilling was advancing with three drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco and/or Jose Manto mineralization zones. Exploration is currently focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source - a process called “vectoring.” A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as “fugitive calcite veins” containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying levels of gold, silver, copper, lead, zinc, and tungsten values.  “Fugitive veins” are so named because they are deposited from partially spent ore-fluids that have leaked, or “escaped” from the principal ore-deposition zone.  Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source. Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world’s large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into orebodies.

Subsequent to and in the quarter ended September 30, 2011, drilling in the south east area of the Jose Manto has intercepted massive sulphide in a series of six holes. The holes were drilled on 200-250 metre centres over a 1,000 metre strike length. These holes are located approximately 1,000 metres to the southeast from the Jose Manto and combined with earlier drilling, continuous silver-lead-zinc manto mineralization now appears to extend for at least 4,000 metres.  More importantly, these recent intercepts lie 150-200 metres closer to the surface than most of the principal known Jose Manto body, dramatically improving potential accessibility.  At the time of this MD&A, assays were pending for the six holes.

These latest holes have been drilled to determine if the extensive sulphide mineralization of the Jose Manto could be linked 2,500 metres along strike to MAG’s original 2006 massive sulphide discovery at Cinco Ridge. Mineralization at Cinco Ridge lies as shallow as 200 metres below the surface, in contrast to the Jose Manto which lies at 325-450 metres depth.  The recent holes were drilled on 200-250 metres centres and all cut sulphides at 220 to 365 metres depth. Thin limestone beds locally interrupt the sulphides, swelling the overall mineralized zones to over 16 metres. Intercepts appear to be true thicknesses.   The overall pattern of intercepts indicates a continuous linear manto body at least 4,000 metres long that ramps irregularly downwards to the northwest from 200 to 450 metres depth.  Lateral offsets of the current holes are planned for drilling in 2012 to determine the width and continuity of mineralization in the area and where mineralization thicknesses in the manto are greatest.  There are indications that the deepest intercepts in the latest drilling may be closely related to a major fault that acted as a major mineralizing fluid channel.

In detail, the recent sulphide intercepts reflect composite sheeted bodies composed of alternating massive and semi-massive sulphides alternating with thin relatively unmineralized limestone beds. Individual sulphide layers range from 0.4 to 4.3 metres thick and composite manto thickness ranges from 1.2 to 16.3 metres.  As is typical of the Jose Manto, the percentage of massive sulphide ranges from roughly 50% to nearly 100% of the composite manto thickness.  Sulphides are dominated by pyrite, argentiferous galena and dark coloured sphalerite and barite is locally abundant.

Polaris Area

Drilling in and around the Polaris area to follow intrusion-related skarn hosted mineralization and related massive sulphide replacements hit in Holes CM11-335 and 343 and previously reported, has yielded mixed results.  The best hole was CM11-361, which lies 90 metres north of CM11-343 and  cut 260 g/t (7.6 opt) silver with 3.09% zinc and 1.12% lead over 5.19 metres (532.76 to 537.95 downhole -70), including 539 g/t  (15.7 opt) silver with 2.47% zinc and 1.64% lead over 1.47 metres. The intercept appears to be close to true thickness. These three intercepts fall in the same plane indicating probable lateral continuity. Other holes in the area cut narrower mineralized intercepts, some with strongly anomalous copper, while a number were lost in a particularly difficult fault zone.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

The drilling at Polaris revealed a strong SE-NW trend that projects southeast through the range towards the northern end of the Jose Manto.  Review and comparison of drilling results from this structure and the Jose Manto suggested that the two might be linked, with one fed from the other.  This has led to reexamination of the Jose Manto and mineralization drilled at Cinco Ridge in 2006 and the recognition that mineralization might be continuous from Polaris through the Jose Manto and beyond to Cinco Ridge -  a distance of nearly 8 kilometres, with the shallowest mineralization at the southeastern end.  This has led to shifting exploration focus to the gap between the Jose Manto and Cinco Ridge as described above.

Gold-Bearing Jasperoid area

Four holes were also drilled to target beneath partially exposed jasperoid bodies scattered in the rugged hills between the northeast end of Pozo Seco and Polaris. Some of these jasperoid have yielded surface samples grading between 0.02 and 40 g/t gold.  Drilling required road building through very hard rock and use of a semi-portable rig. Abundant iron-oxide mineralization was encountered in all holes, locally associated with moderate to strong silicification and/or calcite veining.  Assay results for two holes (CM11-372 and CM11-375) show narrow anomalous gold and copper zones.  Results for the remaining two holes are pending.

Actual exploration and evaluation expenditures incurred at Cinco de Mayo in the nine months ended September 30, 2011 were $5,697,324 (2010: $7,500,652) with 23,771 metres (2010: 41,914 metres) drilled, including $2,142,645 (2010: $1,908,625) of expenditures and 7,785 metres (2010: 10,720) of drilling in the three months ended September 30, 2011.  The Company’s original 2011 budgeted exploration programs at Cinco de Mayo for 2011 totaled approximately $2.8 million, and included drilling, substantial geology, labour and other associated costs. Actual year to date expenditures exceeded this budget due to additional drilling in response to the new mineralization discovered in the Polaris and Puente areas.  The Company has since revised and increased its budget allocation to Cinco de Mayo so that drilling activity will continue through the end of the year.

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery. At present one drill is operating.

During the three and nine months ended September 30, 2011, the Company expended $466,310 and $789,944 respectively on exploration on the combined Lagartos properties (September 30, 2010: $247,675 and $617,416 respectively), primarily on the Lagartos SE claims. The Company’s budgeted exploration programs for these properties in 2011 was recently revised to $1.325 million, again focusing on the Lagartos SE claims, where drilling began in the third quarter.

Lagartos SE

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande (“Grand” or “Great” Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG’s late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG’s wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Current work is focusing on following up these significant results with an airborne geophysical survey and subsequent drilling.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Final results of the Geotech Ltd. VTEM Airborne Survey of the Veta Grande and Malanoche Veins flown in 2010 were received in February 2011 and were processed and interpreted.  The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometre). A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres. Tie lines were flown east-west with a spacing of 1,000 metres.

The electromagnetic and magnetic information supplied by the survey indicates that the structures cut in drilling in 2009 can be traced to the east and that numerous drilling targets exist.  In addition to the targets indicated along the projection of the Veta Grande trend, very similar targets are indicated geophysically along the projection of the Mala Noche trend.  Most of the targets lie under agricultural land and much of the past year was been dedicated to gaining long-term access rights for drilling.  In the quarter ended September 30, 2011, permits to drill were received and drilling commenced in late August.  At quarter end, three holes had been completed on the Veta Grande extension target for which assays are pending.

Targets have also been identified in the southwestern part of the Zacatecas District at Lagartos SW.  Several very strong vein breccia structures have been identified, mapped and sampled.  Permitting to test these structures at depths of 250 to 300 metres below outcrop exposures was completed in the quarter ended September 30, 2011 and drilling will commence in the fourth quarter with the rig currently being used on the Veta Grande-Malanoche target areas.

Drilling is expected to continue through the fourth quarter of 2011.

Lagartos NW

Lagartos NW property covers possible extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from the Juanicipio Property with alteration signatures similar to those observed at the Valdecañas Vein. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

No significant work was conducted at Lagartos NW in the three and nine months ended September 30, 2011.

Mojina

The Company has previously entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$100,000 at the time of signing the agreement in April 2010, and an additional $60,000 in the period ended September 30, 2011.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totaling $890,000 through 2015 and incur cumulative exploration expenditures totaling US$2,500,000 through 2015. To September 30, 2011, the Company had incurred US$ 424,990 in exploration costs, which excludes the above noted acquisition costs.

The Company has also acquired, by concession, an additional claim adjacent to the optioned properties.

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production. The Mojina Mine produced an estimated 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Final results of a 2010 Geotech Ltd. ZTEM Airborne Survey have been received and interpreted by the Company. Work on the project during the quarter ended September 30, 2011 included permitting of final drill targets based on detailed geological mapping and geochemical sampling of areas along the western flank of the mountain where the geophysical survey and preliminary geochemical sampling indicated projections of the mineralization system.  The combined geophysical and expanded geochemical and geological data support MAG’s exploration model for the project and drill permitting is nearly complete. Proximity to Cinco de Mayo makes Mojina logistically straightforward and it is expected that drilling can commence during the fourth quarter of 2011.

During the three and nine months ended September 30, 2011, excluding acquisition costs, the Company expended $86,986 and $249,454 respectively in exploration on the Mojina Property (September 30, 2010: $5,137 and $17,777, respectively). The Company’s budgeted exploration program for the Mojina Property in 2011 was recently revised to $700,000.

Esperanza Joint Venture

In 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 kilometres SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and an additional $100,000 in the quarter ended September 30, 2011.  To earn its 60% interest in the claims, the Company must make additional cash payments of $350,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  Prior to September 1, 2011, the Company and Canasil entered into an amendment agreement extending the first year committed expenditure and drilling limits ($750,000 and 1,500 metres) to December 31, 2011.

Under the terms of the 2010 agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010. Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a “Warrant”), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011.  On May 16, 2011, the Company exercised the 750,000 held for trading warrants of Canasil at a total cash cost of $112,500. During the nine months ended September 30, 2011, the Company further subscribed to a second private placement of 500,000 units of Canasil, at a price of $0.40 per unit for total consideration of $200,000, fulfilling an obligation under the Esparanza Option agreement.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 on or prior to May 6, 2012.  If, after November 6, 2011 the closing price of Canasil’s shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.  As at the date of this MD&A, the acceleration terms of the warrants had not been met.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

Canasil previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program has outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths. The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at “Fatima” approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

In October 2010, a 1,330 line-kilometre ZTEM Airborne Geophysical survey was completed on behalf of MAG covering over 250 square kilometres over the La Esperanza area which was successful in highlighting several geophysical anomalies associated with known mineralization and significant geological features. MAG also conducted geological mapping and surface rock and stream sediment sampling focused on four known vein systems that have been traced over variable strike lengths ranging from 300 metres to over 1.9 kilometres. In anticipation of the 2011 diamond drill program MAG has also completed upgrades to over 30 kilometres of access roads within the project area.  Heavy rains in mid third quarter necessitated moderate repairs to some of the access roads and these were completed by quarter end.

The Company’s budgeted exploration program for the Esperanza Property in 2011 was recently revised to $1,025,000.  During the three and nine months ended September 30, 2011, excluding acquisition costs, the Company expended $108,855 and $337,965 respectively in exploration on the Esperanza Property (September 30, 2010: $9,510 and $9,510, respectively), but had not yet commenced drilling on the property due to both security related delays in Mexico, and to lack of drilling water stemming from seasonal drought. Security issues seem to have subsided in the area and the seasonal drought was over-remedied by heavy summer rains that wiped out some of the road access and improvements made early in the quarter. Repairs have been made drilling is expected to commence shortly once all permits from the State of Durango and the access agreements are in place.

Correlation of the structural features highlighted by the ZTEM survey and the magnetics, coupled with the mineralized veins and structural lineaments outlined by the mapping and sampling, and previous drilling by Canasil, has defined a number of high priority drill targets. The geological mapping and surface sampling program was carried out by MAG’s exploration team based in Zacatecas, Mexico, and included collection of 325 rock samples and 134 stream sediment samples. Three anomalous areas of silver, lead and zinc were identified including the La Esperanza vein zone and its extensions. All three zones are coincident with significant magnetic and or ZTEM anomalies. The Fatima and Yesca Veins will be drill tested first, followed by the Esperanza Vein.  Similar ZTEM anomalies elsewhere in the property will be prospected, mapped and sampled as the field work continues.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and is reportedly slated to resume in late in 2011, following the 2011 rainy season.  Until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $51,395 at Batopilas during the nine months ended September 30, 2011 (2010: $172,468) under a 2011 budget of approximately $100,000 relating primarily to property maintenance.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo, Guigui, San Ramone and the Lorena claims.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.

The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and were used as the basis for planning an Induced Polarization/Resistivity (IP/Res) survey.  Surface access for the IP survey was secured during second quarter of 2011.  Lines were laid out and brushed and the survey was executed by Geophysica TMC during June and July 2011.  Preliminary results have been received and are being refined. Drilling targets are expected to emerge from the final results.

During the three and nine months ended September 30, 2011, the Company expended $92,353 and $205,943 respectively  in exploration costs at Nuevo Mundo (September 30, 2010: $16,954 and $174,676 respectively).  The 2011 budgeted exploration programs at Nuevo Mundo was recently revised to $225,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $51,837 in costs on Guigui during the nine months ended September 30, 2011 (September 30, 2010: $26,040), primarily to maintain the property.

San Ramone

The San Ramone property lies along the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Malanoche Vein system and is flanked to the east by contiguous claims belonging 100% to MAG. The Company has previously drilled four holes in San Ramone tracing results from earlier vein drilling to the east that showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Ramone. The results show the continuation of the grade trend but thinning of the vein.  The area was included in the 2010 AEM survey and follow up work in this area will target three other veins with strong surface expressions.

The Company incurred $4,891 in exploration costs on the San Ramone property during the nine months ended September 30, 2011 (2010: $11,411), primarily to maintain the property.

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out in either 2010 or 2011, and the claim group was significantly reduced during 2010.  Negotiations to access the principal target area from a different direction continue.

The Company expended $91,790 in exploration costs at La Lorena during the nine months ended September 30, 2011 (2010: $49,888), and the 2011 budgeted exploration relates primarily to holding costs and surface access acquisition totaling approximately $100,500.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Fresnillo Arbitration

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG sought a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company also sought relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling dated April 28, 2011 of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against Fresnillo. The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million ($1,799,775) in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.  More importantly, by upholding the standstill provision, the ICC has confirmed that MAG and its shareholders are protected from a further opportunistic take-over bid by Fresnillo.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

In the nine months ended September 30, 2011, expenditures incurred directly by Minera Juanicipio amounted to US$3,288,026 and eight drills remain active on the property. Drilling in 2011 has been directed to the Valdecañas Vein in order to continue to move a substantial portion of the inferred resource to an indicated resource, and work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration also focused on new areas in the search for other deeply buried veins on the Juanicipio property.  The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Subsequent to the quarter end, the jointly commissioned SMS NI 43-101 independent resource estimate was forwarded to AMC to be used as the basis for the AMC Study (see “Results of Operations” for the Juanicipio property).  Completion of the AMC Study will mark an important milestone in moving the Juanicipio project to the next level.  Although no assurances can be made regarding AMC's timing for delivery, Minera Juanicipio now anticipates the AMC Study will be completed early in the first quarter of 2012, subject to the schedules of the authors.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at November 10, 2011, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	55,667,139
Stock Options	4,200,181	$5.32 - $14.70	1 mos to 4.7 years
Diluted	59,867,320

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2011 the Company had 55,667,139 common shares issued and outstanding (September 30, 2010: 54,743,895).

At September 30, 2011, the Company had working capital of $31,220,432 (compared to $47,115,059 at September 30, 2010), including cash on hand of $30,373,116 (compared to $46,507,043 at September 30, 2010).  Accounts receivable at September 30, 2011 totaled $2,325,080 (September 30, 2010: $2,254,045) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at September 30, 2011 amounted to $2,168,341 (September 30, 2010: $2,149,201) and are attributable primarily to accrued exploration (drilling) expenses. Included in cash and working capital in the prior period is net proceeds of $33,148,722 from a completed bought deal financing that closed in the prior year on May 18, 2010. With respect to that financing, the Company’s intended use of the proceeds, as outlined in the public offering document, has been adhered to in all material respects.

The primary use of cash during the nine months ended September 30, 2011 was for exploration and evaluation expenditures totaling $6,650,587 (September 30, 2010: $8,284,696), which included $2,486,518 (September 30, 2010: $2,896,264) in the three months ended September 30, 2011.  The Company also expended on its own account and through advances to Minera Juanicipio $1,934,191 (September 30, 2010: $2,488,788) on the Juanicipio property in the nine months ended September 30, 2011, which included $969,678 (September 30, 2010: $969,546) in the three months ended September 30, 2011. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

On May 5, 2011, the Company announced that it had received a favourable unanimous ruling of a three member arbitral panel of the ICC with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo (see “Fresnillo Arbitration” above).  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

During the three and nine months ended September 30, 2011, 247,253 and 505,525 stock options were exercised for cash proceeds of $1,134,132 and $1,939,789 respectively (September 30, 2010: 205,500 and 823,826 for cash proceeds of $1,810,306 and $705,130 respectively).  In the three and nine months ended September 30, 2011 and 2010 there were no shares issued for mineral properties.

The Company currently has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as of the date of this MD&A:

Option Payments and Exploration Expenditures – US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

San Ramone Property Option (1)	$3,461,000	$1,461,000	$2,000,000	$0	$ Nil
Mojina Property Option (2)	2,075,010	-	1,075,010	1,000,000	Nil
Cinco De Mayo (3)	180,000	10,000	40,000	130,000	Nil
Total US Dollar Obligations	$5,716,010	$1,471,000	$3,115,010	$1,130,000	$ Nil
US dollar obligations converted to Canadian dollars	$5,991,522	$1,541,902	$3,265,153	$1,184,466	$ Nil
Option Payments and Exploration Expenditures – Canadian Dollars

Mojina Property Option (2)	890,000	80,000	350,000	460,000	Nil
Esperanza Property (4)	4,704,272	1,254,272	3,450,000	0	Nil
Office Lease	555,426	156,209	318,939	80,278	Nil
Total Obligations ($Canadian)	$12,141,220	$3,032,384	$7,384,093	$1,724,744	Nil
(1)	The San Ramone Property option consists of US$2,711,000 in further exploration commitments and US$750,000 in a single property option payment in 2014.
(2)	Mojina Property option consists of US$2,075,010 in further exploration commitments and $890,000 in property option payments.
(3)	Cinco De Mayo property option payments of US$180,000 on auxiliary claims acquired in 2010.
(4)	Esperanza Property option consists of $4,354,272 in further exploration commitments and $350,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading “Fresnillo Arbitration” which was concluded in May of this year.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see “Liquidity and Capital Resources” above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

Included in the IVA receivable at September 30, 2011 is $100,580 from 2007, $704,966 from 2008 and $107,692 from 2009 due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in United States (“US”) dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in US dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2011).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  As of January 2006, these companies have a common director with the Company.  During the three and nine months ended September 30, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $55,477 and $230,612 respectively (September 30, 2010 - $52,921 and $185,220 respectively) and exploration costs totaling $632,844 and $1,856,842 respectively (September 30, 2010 - $617,321) and $1,868,537 respectively) under the Field Services Agreement. Included in trade and other payables at September 30, 2011 is $458,659 related to these services (December 31, 2010 - $480,463).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipts of invoices.

The immediate parent and ultimate controlling party of the Company is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%

(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Compensation of Key Management Personnel

During the period, compensation of key management personnel was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Short term employee benefits	$363,750	$131,524	$832,800	$459,303
Share based payments	1,135,488	598,691	1,344,047	1,499,455
			$2,176,847	$1,958,758
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements for a description of all of the significant accounting policies.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred tax assets that it believes will be probable, that sufficient future taxable profit will not be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions.

CHANGES IN ACCOUNTING POLICIES - CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2011 have been prepared on the basis of IFRS, mandatory for financial years beginning on or after January 1, 2011. Comparative figures in the financial statements and notes have been restated to consistently apply IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries, and are outlined in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2011. Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 15 of the unaudited condensed consolidated financial statements for the three months ended March 31, 2011, and in Note 16 of the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2011, and also in the Company’s MD&A for the 3 months ended March 31, 2011.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

RECENT ACCOUNTIG PRONOUNCEMENTS

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective at September 30 2011:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective annual periods beginning on or after July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.
(An exploration stage company)

Management Discussion & Analysis
For the three and nine months ended September 30, 2011

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective as at December 31, 2010. There were no material changes in the design and operation of disclosure controls and procedures in the period ended September 30, 2011.

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.